GlobalFoundries and IBM Announce Settlement and Resolution
of All Litigation Matters

Settlement paves the way for potential future collaboration

MALTA, NY and ARMONK, NY, January 2, 2025 - GlobalFoundries (Nasdaq: GFS) (GF) and IBM (NYSE: IBM) today announced that the two companies have reached a settlement in their ongoing lawsuits, resolving all litigation matters, inclusive of breach of contract, trade secrets and intellectual property claims between the two companies. This settlement marks the end of an ongoing legal dispute and allows the companies to explore new opportunities for collaboration in areas of mutual interest.

The details of the settlement are confidential and both parties have expressed satisfaction with the outcome.

"We are pleased to have reached a positive resolution with IBM, and we look forward to new opportunities to build upon our long-standing partnership to further strengthen the semiconductor industry," said Dr. Thomas Caulfield, president and CEO of GF.

“Resolving these disputes is a significant step forward for our companies and will allow us to both focus on future innovations that will benefit our organizations and customers,” said Arvind Krishna, Chairman and CEO of IBM.

About GF
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors the world relies on to live, work and connect. We innovate and partner with customers to deliver more power-efficient, high-performance products for the automotive, smart mobile devices, internet of things, communications infrastructure and other high-growth markets. With our global manufacturing footprint spanning the U.S., Europe, and Asia, GF is a trusted and reliable source for customers around the world. Every day, our talented and diverse team delivers results with an unyielding focus on security, longevity, and sustainability. For more information, visit www.gf.com.
©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. or its subsidiaries. All other trademarks are the property of their respective owners.
Forward-looking Information
This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

About IBM
IBM is a leading provider of global hybrid cloud and AI, and consulting expertise. We help clients in more than 175 countries capitalize on insights from their data, streamline business processes, reduce costs and gain the competitive edge in their industries. More than 4,000 government and corporate entities in critical infrastructure areas such as financial services, telecommunications and healthcare rely on IBM's hybrid cloud platform and Red Hat OpenShift to affect their digital transformations quickly, efficiently and securely. IBM's breakthrough innovations in AI, quantum computing, industry-specific cloud solutions and consulting deliver open and flexible options to our clients. All of this is backed by IBM's long-standing commitment to trust, transparency, responsibility, inclusivity and service. Visit www.ibm.com for more information.
Media Contact:
Erica McGill
GlobalFoundries
erica.mcgill@gf.com

Adam Pratt
IBM
arpratt@us.ibm.com

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